UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 31, 2018

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated May 31, 2018, announcing the Supervisory Board approval of the establishment of a newly formed Executive Committee.

PR N° C2852C

STMicroelectronics announces Executive Committee

New President & CEO Jean-Marc Chery to lead newly formed Executive Committee

Amsterdam, May 31, 2018 -  Upon the proposal of ST’s new President & CEO Jean-Marc Chery, the Supervisory Board has approved the establishment of a newly formed Executive Committee, entrusted with the management of the Company and led by Mr. Chery as its Chairman.

The other members of ST’s Executive Committee are:
•	Orio Bellezza, President, Technology, Manufacturing and Quality
•	Marco Cassis, President, Sales, Marketing, Communications and Strategy Development
•	Claude Dardanne, President, Microcontrollers and Digital ICs Group
•	Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer
•	Marco Monti, President, Automotive and Discrete Group
•	Georges Penalver, President, Human Resources and Corporate Social Responsibility
•	Steven Rose, President, Legal Counsel
•	Benedetto Vigna, President, Analog, MEMS and Sensors Group.

« ST’s new Executive Committee is a team of strong and experienced semiconductor industry leaders. Our first priority is to deliver on our 2018 business and financial objectives and continue on our path of sustainable and profitable growth. Customers choose ST because we are able to bring them innovation in technology and products. We will keep pushing in this direction, with a focus on fast time-to-market and strong execution, to create value for customers and for all of our stakeholders. » said Jean-Marc Chery, President & CEO of STMicroelectronics.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.
In 2017, the Company’s net revenues were $8.35 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	May 31, 2018	By:	/s/ Jean-Marc Chery

		Name:	Jean-Marc Chery
		Title:	President and Chief Executive Officer